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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 001-10655
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                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K        [ ] Form 11-K   [ ] Form 20-F    [X] Form 10-Q
             [ ] Form 10-N-SAR

For Period Ended:   November 22, 2002
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: Environmental Tectonics Corporation
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Former Name If Applicable:
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Address of Principal Executive Office (Street and Number):
125 James Way, County Line Industrial Park
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City, State and Zip Code: Southampton, Pennsylvania 18966
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]  (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)    The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)    The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The third fiscal quarter of Environmental Tectonics Corporation (the "Company") ended on November 22, 2002. Accordingly, the Company's Quarterly Report on Form 10-Q is required to be filed by January 6, 2003. On December 18, 2002, the Company terminated existing term sheets with new lenders that would have allowed it to refinance its credit facilities with its current lender on a long-term basis. In previous filings, including the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 23, 2002, the Company was permitted, in accordance with FASB No. 6, to classify its bank borrowings under its Revolving Credit Agreement as long term debt on its balance sheet based on these term sheets. The Company's Revolving Credit Agreement is scheduled to expire on February 28, 2003. Accordingly, due to the termination of these proposed transactions, the Company is presently in the process of negotiating an extension of the Revolving Credit Agreement with its current lender and is also evaluating various refinancing options with other lenders and investors. Any extension or replacement of the Revolving Credit Agreement will require disclosure of such material information and may impact the classification of the related borrowings to be reported on the Company's balance sheet for the fiscal quarter ended November 22, 2002. Accordingly, the Company requires additional time to prepare its Quarterly Report on Form 10-Q. The foregoing reasons causing the Company's inability to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended November 22, 2002 could not be eliminated without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Duane D. Deaner                          215                 355-9100
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(Name)                               (Area Code)           Telephone Number

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes          [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [ ] Yes          [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                       ENVIRONMENTAL TECTONICS CORPORATION
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                  (Name of Registrant as specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                           By: /s/ Duane D. Deaner
                                               ---------------------------------
                                               Duane D. Deaner
                                               Chief Financial Officer

Date: January 6, 2003







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